# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ALLURION TECHNOLOGIES, INC., CIK 0001964979
CUSIP: 02008G201
Title of class of securities: Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760
Date of event which requires filing of this statement: 04/15/2025
Amends the filing with accession number 0000950170-25-025629
Filed by CIK 0001493215
Persons authorized to receive notices and communications: Roderick Wong, M.D., RTW Investments, LP, 40 10th Avenue, Floor 7, New York, New York (NY), 10014, (646) 597-6980; Louis Rambo, Proskauer Rose, LLP, 1001 Pennsylvania Ave, N.W., Suite 600, Washington, District Of Columbia (DC), 20004-2533, (212) 416-6800

## Reporting persons
- RTW Investments, LP (CIK 0001493215): type of reporting person: partnership (PN), investment adviser (IA); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,542,603; sole dispositive power 0; shared dispositive power 2,542,603; aggregate amount beneficially owned 2,542,603 (34.1% of the class)
- RTW Master Fund, Ltd. (CIK 0001493219): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,324,532; sole dispositive power 0; shared dispositive power 1,324,532; aggregate amount beneficially owned 1,324,532 (17.8% of the class)
- RTW Innovation Master Fund, Ltd. (CIK 0001776733): type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); source of funds: working capital (WC); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 1,027,287; sole dispositive power 0; shared dispositive power 1,027,287; aggregate amount beneficially owned 1,027,287 (13.8% of the class)
- Roderick Wong, M.D. (CIK 0001493280): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); disclosure of legal proceedings is required (Items 2(d) or 2(e)); sole voting power 0; shared voting power 2,542,603; sole dispositive power 0; shared dispositive power 2,542,603; aggregate amount beneficially owned 2,542,603 (34.1% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.0001 par value per share
Name of issuer: ALLURION TECHNOLOGIES, INC.
Address of issuer's principal executive offices: 11 Huron Drive, Natick, Massachusetts (MA), 01760

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(c) of this Amendment No. 8 is incorporated by reference herein to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction:
Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

The information set forth in Item 5(c) and Item 6 of this Amendment No. 8 is incorporated by reference herein to this Item 4.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) of the Schedule 13D are hereby amended and restated as follows:

The aggregate percentage of Shares reported to be beneficially owned by the Reporting Persons is based upon (i) 5,963,549 Shares outstanding as of March 24, 2025, as disclosed in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 27, 2025, and (ii) an additional 1,492,539 Shares issued by the Issuer on April 15, 2025 pursuant to the Conversion Notice (as defined in Item 6). The remaining principal amount of the Notes are subject to a beneficial ownership conversion limitation such that the RTW Funds cannot convert Notes to the extent it would result in the RTW Funds and their affiliates beneficially owning more than 9.99% of the Issuer's Shares, except as described in Item 6 hereof. The Warrants held by the RTW Funds are subject to a Blocker (as defined in Item 4 of Amendment No. 2 to the Schedule 13D), which is currently set at 4.99% and can be increased to 9.99% upon 61 days' prior notice by RTW.
Number of shares as to which each person has sole or shared power to vote or dispose: See rows (7) through (10) of the cover page to this Amendment No. 8 for the number of Shares as to which each Reporting Person has the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition
Transactions in the class effected during the past sixty days: On April 16, 2025, the RTW Funds delivered the Conversion Notice to acquire 1,492,539 Shares. Other than as reported herein, the Reporting Persons did not effect any transactions with respect to the Shares during the past sixty (60) days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On April 15, 2025, RTW Investments and certain of the RTW Funds entered into the Second Amendment to the Note Purchase Agreement, which amends the Amended Note Purchase Agreement described in Item 4 to Amendment No. 1 to this Schedule 13D. The Second Amendment granted the RTW Funds additional conversion rights as follows, with such additional conversion rights being exempt from the beneficial ownership limitation contained in the Amended Note Purchase Agreement:

(i) In the event that the Market Capitalization Condition (as defined in the Second Amendment) has been triggered, the RTW Funds agreed to provide the Company with, and the Company agreed to accept, a conversion notice to convert $5.0 million aggregate principal amount of the Notes at a conversion rate equal to 298.5075 Shares per $1,000 principal amount of Notes, reflecting a floor conversion price of $3.35 per share (the "Floor Conversion Rate") for an aggregate of 1,492,539 Shares.

(ii) In the event that the Market Capitalization Condition is triggered, the RTW Funds may provide a conversion notice to the Company to convert up to $5.0 million aggregate principal amount of the Notes into Shares at a conversion rate mutually agreed upon by the RTW Funds and the Company, with such conversion rate not being less than the Floor Conversion Rate. The Company may accept or reject such notice in its sole discretion.

(iii) At any time, the RTW Funds may provide to the Company a notice to convert up to $5 million aggregate principal amount of the Notes into Shares at a rate equal to the lesser of (i) the quotient of $1,000 divided by the Daily VWAP (as defined in the Amended Note Purchase Agreement) for the period specified in such notice discounted by 5%, calculated based on the five consecutive trading days ending on the trading day immediately preceding the date of the notice, and (ii) the Floor Conversion Rate (the "5-Day VWAP Conversion Rate"). The Company may accept or reject such notice in its sole discretion.

(iv) A maximum of once per month until April 15, 2026, the RTW Funds may provide to the Company a notice to convert up to an additional $1 million aggregate principal amount of the Notes in any 30-day period into Shares at the 5-Day VWAP Conversion Rate. The Company may accept or reject such notice in its sole discretion. If the RTW Funds do not exercise their right to provide such monthly conversion notice for all or a portion of such monthly amount, or if the Company does not accept such notice, the RTW Funds are permitted to include any such unused amount in any subsequent monthly conversion notice.

In addition, the parties to the Second Amendment confirmed that the conversion rate applicable to conversions of the Notes pursuant to Section 4.1 of the Amended Note Purchase Agreement will continue to be equal to 24.6920 Shares per $1,000 principal amount.

The RTW Funds also agreed that, until the earlier of (i) the effective date of any Fundamental Change or Make-Whole Fundamental Change (each as defined in the Amended Note Purchase Agreement) and (ii) the date on which the RTW Funds and their affiliates collectively hold less than 9.99% of the voting power of the outstanding Shares of the Company, the RTW Funds will, at any meeting of the Company' stockholders, abstain from voting Shares acquired pursuant to the additional conversion rights provided by the Second Amendment (the "Relevant Shares"), or vote the Relevant Shares in proportion to the votes cast on the applicable matter with respect to the Shares beneficially owned by persons other than the RTW Funds or any of their affiliates.

On April 16, 2025, the RTW Funds provided the Company with, and the Company accepted, a conversion notice (the "Conversion Notice"), pursuant to which $5.0 million aggregate principal amount of the Notes was converted into 1,492,539 shares.

The foregoing description of the Second Amendment to the Note Purchase Agreement is not complete and is qualified in its entirety by reference to the complete text of the Second Amendment to the Note Purchase Agreement, which is filed as Exhibit 99.21 to this Amendment No. 8 to the Schedule 13D and incorporated by reference to this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 of the Schedule 13D is hereby amendmed and supplemented as follows:

Exhibit 99.21 Second Amendment to the Note Purchase Agreement, dated April 15, 2025 (incorporated by reference to Exhibit 10.1 to the Company's Current Report on Form 8-K filed with the Securities and Exchange Commission on April 17, 2025).

## Signatures
- RTW Investments, LP: /s/ Roderick Wong, M.D., Roderick Wong, M.D., Managing Partner (04/17/2025)
- RTW Master Fund, Ltd.: /s/ Darshan Patel, Darshan Patel, Director (04/17/2025)
- RTW Innovation Master Fund, Ltd.: /s/ Darshan Patel, Darshan Patel, Director (04/17/2025)
- Roderick Wong, M.D.: /s/ Roderick Wong, M.D., Roderick Wong, M.D. (04/17/2025)